

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relatic ... 22544411
Siv Merethe Skorpen, AVP Investor Relations, Ph: +47 22544455
Anders Berggren, Portfolio Manager, Ph: +47 22544440

Date: 19 June 2003

ORK – Mandatory disclosures and notification

The investment company Nordstjernen Holding AS where Orkla owns 35%, will be a subsidiary of Orkla as Orkla, after trading hours on Wednesday 18 June 2003, bought all the shares in the company from the other owners (Skandia 35%, Elkem 20% and DnB 10%).

Orkla ASA acquires indirectly holding of shares in several Norwegian listed companies, including the three following:

1) Orkla buys 708.251 Orkla shares at a price of NOK 130 per share. Orkla's total shareholding of own shares after this transaction is 10.313.533. The Annual General Meeting's decision to redeem (amortize) 2,392,250 shares owned by Orkla ASA is expected to be executed in August this year. After the amortisation, Orkla's total shareholding of own shares will be 7.921.283.

2) Orkla buys 200.496 shares in Elkem ASA at a price of NOK 149 per share. After this transaction Orkla owns 19.636.998 Elkem-shares, representing 39.85% of the share capital.

3) Orkla buys 377.950 shares in Håg ASA. After this transaction Orkla owns 2.274.500 Håg shares, representing 23.79 % of the share capital and votes.

The values in Nordstjernen consist of NOK 520 million in cash and NOK 440 million in shares (market value). The largest shareholdings in addition to the three stated above are DnB, Norsk Hydro, Norske Skog and Hafslund B. The operations within Nordstjernen will be integrated in the Financial Investment division of Orkla.

dlw 7/21